Exhibit 23
Consent of Independent Registered Public Accounting Firm
The Board of Directors
VWR Corporation
We consent to the incorporation by reference in the registration statements on Form S-8 (No. 333-203529), Form S-8 (No. 333-199112) and Form S-3 (No. 333-207924) of VWR Corporation and subsidiaries of our reports dated February 24, 2017, with respect to the consolidated balance sheets of VWR Corporation as of December 31, 2016 and 2015, and the related consolidated statements of income, comprehensive income or loss, redeemable equity and stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2016, and the effectiveness of internal control over financial reporting as of December 31, 2016, which reports appear in the December 31, 2016 annual report on Form 10-K of VWR Corporation.
/s/ KPMG LLP
Philadelphia, Pennsylvania
February 24, 2017